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Dennis O. Garris	Direct Dial: 202-756-3452	E-mail: dgarris@alston.com
Ohio
Application to Waive into DC Pending

November 15, 2005

VIA OVERNIGHT DELIVERY AND EDGAR

Jeffrey B. Werbitt

Attorney Advisor

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CoolSavings, Inc.

Amendment No. 1 to Schedule 13E-3

    filed by Landmark Communications, Inc.

File No. 5-61045

Filed November 2, 2005

Dear Mr. Werbitt:

On behalf of Landmark Communications, Inc., Landmark NV-C Ventures Group, Inc., Landmark Ventures VII, LLC and CSAV Holdings, Inc. (collectively, “Landmark”), we transmit for filing Landmark’s responses to the Staff’s letter of comment dated November 10, 2005. For your convenience, the comments contained in that letter are reprinted below in italics. Unless otherwise indicated, all page references are to Amendment No. 1 to Schedule 13E-3 (File No. 5-61045). Concurrently, Landmark has filed a second amendment to the Schedule 13E-3 reflecting the changes made in the disclosure in response to the Staff’s comments.

Amendment No. 1 to Schedule 13E-3

General

1.	We note your response to prior comment 2. The analysis provided, however, is unclear as to why you believe that the lapse of time between the agreement and the designation of a majority of directors negates the application of Rule 14f-1.

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Jeffrey B. Werbitt

November 15, 2005

Also, explain to us the basis for your belief that the designation of the four directors in 2001 and the five directors in 2005 should be viewed separately in light of the fact that the designations were made pursuant to a single agreement. For example, please expand your analysis to further explain why you believe, if true, that Landmark’s right to appoint the additional five directors was not part of the arrangement entered into on November 12, 2001. In addition, please provide additional support for your position that the designation of additional directors on September 13, 2005 did not result in Landmark’s designation of a number of directors ultimately constituting a majority of the CoolSavings’ board.

Response:

We believe that Landmark’s decision on September 13, 2005 to designate additional directors did not trigger the application of Rule 14f-1 nor did it raise the concerns that Rule 14f-1 was intended to address even when combined with Landmark’s initial designation of directors to CoolSavings’ board. First, the directors Landmark designated on September 13, 2005 did not constitute a majority of the board of CoolSavings, which is required for the application of Rule 14f-1. We note that the staff’s comment focuses on aggregating all of the directors designated by Landmark over the years constituting a majority of the board. However, we respectfully submit that such a reading of the rule is too broad, based on the plain language of the rule, and would cause duplicative disclosure about the directors that Landmark designated shortly after consummating its initial equity investment in CoolSavings on November 12, 2001 because Rule 14f-1 would require the same disclosure about those directors that has been included in CoolSavings’ proxy statements since 2001.

Second, it appears that the rule contemplates that the power to designate a majority of the board is obtained in a transaction subject to Sections 13(d) or 14(d) at the time the designation is made. As discussed above, Landmark had the right to designate additional directors without having to acquire additional securities. Landmark designated the additional directors in contemplation of the going private transaction of CoolSavings. Landmark was able to designate the additional directors without the shares it expects to purchase from Messrs. Rogel and Lamle.

Third, it is important to note that Landmark’s right to designate a majority of the board of CoolSavings was approved by the stockholders of CoolSavings at CoolSavings’ annual meeting on September 20, 2001 and, as a result, is part of CoolSavings’ Certificate of Incorporation. CoolSavings’ definitive proxy statement on Schedule 14A for its 2001 annual meeting clearly disclosed that Landmark would have the right to designate the majority of the board and that Landmark may leave some or all of their designated board seats vacant without waiving the right to designate and elect directors at any time and from time to

Jeffrey B. Werbitt

November 15, 2005

time. Landmark was comfortable with the general composition of the board at the time of its investment and decided to use its special seats for only a few individuals whom Landmark felt could provide additional help CoolSavings. Additionally, Landmark’s right to designate a majority of the CoolSavings’ board has been fully disclosed in CoolSavings’ periodic reports since 2001.

Fourth, notwithstanding Landmark’s right to designate a majority of CoolSavings’ board, Landmark has had sufficient voting power to elect a majority of the board since November 12, 2001. Landmark’s voting control of CoolSavings has always been fully disclosed to CoolSavings’ stockholders.

Lastly, Rule 14f-1 was adopted by the SEC in 1968 as part of the temporary rules adopted under Sections 13(d) and 14(d) to address the problem of taking control of a public company by replacing a majority of board through an acquisition of voting securities made pursuant to Section 13(d) or by a tender offer pursuant to Section 14(d) and not at the annual meeting of stockholders. Exchange Act Release No. 8370, July 30, 1968. These concerns are not present here given the approval by CoolSavings’ stockholders of Landmark’s right and the fact that Landmark was able to exercise its right without the acquisition of additional CoolSavings shares pursuant to Sections 13(d) or 14(d). As part of the going private transaction, CoolSavings’ stockholders will receive full disclosure regarding the transaction. Landmark also amended its Schedule 13D on September 15, 2005 to disclose its decision to designate the additional directors and to provide information with respect to those directors. Similarly, the Schedule 13E-3 Transaction Statement, which will be mailed to all of the stockholders of CoolSavings, will provide the same information included in the Schedule 13D with respect to those directors designated by Landmark.

Special factors

Fairness of the Going Private Transaction

2.	We note your response to prior comment 10. Please disclose the portion of your response relating to the determination of the per share price to be paid to CoolSavings’ unaffiliated security holders. In this regard, if true, you should clearly disclose a specific premium was not placed on top of the numbers in Landmark’s valuation analysis because it was the intent of Landmark to pay the unaffiliated security holders the same premium as Messrs. Rogel and Lamle.

Response:

The Schedule 13E-3 has been revised to disclose that a specific premium was not added to the numbers determined from Landmark’s valuation analysis. The valuation analysis was prepared after Messrs. Rogel and Lamle had negotiated an

Jeffrey B. Werbitt

November 15, 2005

$0.80 price per share for themselves. If Landmark’s board had applied a typical premium to the prices derived through the valuation analysis, the resulting price would have been lower than $0.80. However, Landmark’s board felt that it was important to pay the unaffiliated public stockholders as much as Messrs. Rogel and Lamle. As a result, the $0.80 per share price represents a substantial premium over each amount determined from Landmark’s valuation analysis; specifically, a 14% premium above the mean going concern value, a 33% and 78% premium over the mean comparable trading price values (using the mean revenue and EBITDA multiples, respectively), a 57% and 186% premium over the mean recent transactions price values (using the mean revenue and EBITDA multiples, respectively), and much greater premiums over the net book value and the liquidation value.

Factors considered in determining fairness

3.	We refer you to prior comment 12. Please continue to expand your disclosure to include a materially complete description of each valuation methodology, including the calculations performed under each analysis. For example, but without limitation, disclose the calculations performed to determine the low, mean and high prices using an average EBITDA multiple and an average revenue multiple under the “Comparison of Trading Prices to Comparable Public Companies” and “Comparison to Recent Transactions” analyses.

Response:

The Schedule 13E-3 has been revised accordingly.

4.	Please revise to disclose your response to prior comment 16.

Response:

The Schedule 13E-3 has been revised accordingly.

Recent purchases of shares of CoolSavings stock by Landmark

5.

In light the initial difficulty of finding a mutually acceptable purchase price in June 2005, please expand your disclosure to explain how the parties reached a mutually acceptable purchase price on September 12, 2005. Clarify whether it was the $.80 price that was not acceptable in June 2005. Also, in light of the fact that a great deal of weight was placed on this privately negotiated transaction in determining that the going private transaction is fair to CoolSavings’ unaffiliated security holders, please disclose the basis for determining the $.80 cash consideration. Explained how it was derived and explain whether it was based on any valuation techniques. To the extent that the parties relied upon the “Golden

Jeffrey B. Werbitt

November 15, 2005

Acquisition,” explain how the $.80 cash consideration was reached in that transaction.

Response:

As discussed, the $0.80 per share price was the result of Landmark’s arm’s-length negotiations with Messrs. Golden, Rogel and Lamle. It is important to keep in mind that Mr. Golden, a founder and former chief executive officer of CoolSavings, and Messrs. Rogel and Lamle, current directors of CoolSavings, are all sophisticated, unaffiliated and uniquely positioned stockholders who were able to negotiate the highest price for their securities.

6.	We refer you to prior comment 21. Expand your disclosure to explain why Landmark purchased securities from Messrs. Golden, Rogel and Lamle and exercised its right to designate additional board members at this time.

Response:

As previously disclosed in the Schedule 13E-3 in response to prior comment 21, at the beginning of May 2005, Landmark became aware that Mr. Golden was seeking to liquidate his interest in CoolSavings. At that time, Landmark believed an acquisition of additional shares of CoolSavings stock would be a good investment. The purchase of the Golden shares did not have any material impact on Landmark’s pre-existing control of CoolSavings and was not consummated at a time when Landmark intended to take CoolSavings private. It was not until Landmark negotiated the purchase of Messrs. Rogel’s and Lamle’s shares that Landmark determined to engage in the proposed going private transaction (if Landmark did not acquire their shares, which represent 95.1% of the Series C convertible preferred stock of CoolSavings, Landmark could not take CoolSavings private through a short-form merger as proposed in the Schedule 13E-3). Finally, Landmark exercised its right to designate additional board members at this time in anticipation of the proposed going private transaction and the ultimate control of CoolSavings following the short-form merger.

As discussed, attached hereto as Annex A is a statement from each filing person acknowledging those items included in the Staff’s original letter of comment dated October 24, 2005.

Jeffrey B. Werbitt

November 15, 2005

If you have any questions, please do not hesitate to contact me at (202) 756-3452.

Very truly yours,

Dennis O. Garris

BED:ams

Enclosure: Amended Schedule 13E-3

cc:	Guy R. Friddell, III, Executive Vice President and General Counsel, Landmark
Communications,	Inc.

Thomas C. Inglima, Willcox & Savage, P.C.

Bryan E. Davis, Alston & Bird LLP

ANNEX A

ACKNOWLEDGMENT

Landmark Communications, Inc., Landmark NV-C Ventures Group, Inc., Landmark Ventures VII, LLC and CSAV Holdings, Inc., as the filing persons with respect to the Schedule 13E-3, acknowledge that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DATED: November 15, 2005	LANDMARK COMMUNICATIONS, INC.

	By:	/s/ Guy R. Friddell, III
Guy R. Friddell, III, Executive Vice President

DATED: November 15, 2005	LANDMARK NV-C VENTURES GROUP, INC.

LANDMARK VENTURES VII, LLC CSAV HOLDINGS, INC.

	By:	/s/ Guy R. Friddell, III
Guy R. Friddell, III, Vice President